UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Serve Robotics Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

None

(CUSIP Number)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons Uber Technologies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 3,963,808

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 3,963,808

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,963,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 16.2%**

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Serve Robotics Inc.

	(b)	Address of Issuer’s Principal Executive Offices 730 Broadway Redwood City, CA 94063

Item 2.
	(a)	Name of Person(s) Filing Uber Technologies, Inc.

	(b)	Address of Principal Business Office or, if none, Residence 1515 3rd Street San Francisco, CA 94158

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Common stock, par value $0.0001

	(e)	CUSIP Number None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	3,963,808*

(b)	Percent of class:	16.2%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	3,963,808*

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or direct the disposition of:	3,963,808*

(iv)	Shared power to dispose or direct the disposition of:	0

*	Represents 3,963,808 shares of common stock, par value $0.0001 per share (“Common Stock”), of Serve Robotics Inc. (the “Issuer”) held by Postmates, LLC (“Postmates”), a wholly-owned subsidiary of Uber Technologies, Inc., a publicly traded company (“Uber”).
**	The percent of class beneficially owned by Uber was calculated assuming 24,431,521 shares of Common Stock issued and outstanding as of July 31, 2023, as described in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2023

Uber Technologies, Inc.

/s/ Nelson Chai
Name: Nelson Chai
Title: Chief Financial Officer